Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

BQHQ 000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA

Security Class
COMMON SHARES

Holder Account Number
C9999999999 IND

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Form of Proxy - Special Meeting to be held on December 17, 2024

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 am, Eastern Standard Time, on December 13, 2024.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SAM SAMPLE

C9999999999

IND C02

Appointment of Proxyholder

I/We being holder(s) of securities of Americas Gold and Silver Corporation (the "Company") hereby appoint: Darren Blasutti, President, or failing this person, Warren Varga, Chief Financial Officer, or failing this person, Peter McRae, Sr. Vice President, Corporate Affairs & Chief Legal Officer (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special Meeting of shareholders of the Company to be held at 200 King Street West, Main Lobby, The Green Room, Toronto, Ontario on December 17, 2024 at 10:00 am, Eastern Standard Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Securities Purchase Agreement Resolution To consider and, if deemed advisable, pass an ordinary resolution authorizing the issuance of (i) 117,270,000 common shares in the capital of Americas Gold and Silver Corporation (the "**Americas Shares**") to Sprott Mining Inc. (or as otherwise directed by Sprott Mining Inc.), and (ii) 52,730,000 Americas Shares to the Sprott Preferred Sellers (as such term is defined in the Management Information Circular of Americas Gold and Silver Corporation in respect of this Special Meeting) (or as otherwise directed by Paul Huet as representative of the Sprott Preferred Sellers).	☐	☐
2. Subscription Receipt Private Placement Resolution To consider and, if deemed advisable, pass an ordinary resolution authorizing the issuance of 125,000,000 Americas Shares issuable upon the exchange of subscription receipts of Americas Gold and Silver Corporation ("**Subscription Receipts**") for Americas Shares, pursuant to a private placement of Subscription Receipts, at an issue price per Subscription Receipt of C$0.40.	☐	☐
3. Advisor Share Issuance Resolution To consider and, if deemed advisable, pass an ordinary resolution authorizing the issuance of 682,850 Americas Shares to Edgehill Advisory Ltd. at an issue price equal to C$0.40 per Americas Share.	☐	☐
4. Aggregate Share Issuance Resolution To consider and, if deemed advisable, pass an ordinary resolution authorizing the issuance of 305,682,850 Americas Shares, being the aggregate number of the Americas Shares issuable in Resolutions 1, 2 and 3 and the 10,000,000 Americas Shares issuable pursuant to the Concurrent Private Placement (as such term is defined in the Management Information Circular of Americas Gold and Silver Corporation in respect of this Special Meeting), representing dilution in excess of 25% of the currently issued and outstanding Americas Shares.	☐	☐

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Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

B Q H Q 3 7 0 0 6 3 2 A P R A R 0 9 9 9 9

AMERICAS GOLD AND SILVER

Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

BQHQ 000002

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA

Security Class
COMMON SHARES

Holder Account Number
C9999999999 IND

Fold

Form of Proxy - Special Meeting to be held on December 17, 2024

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 10:00 am, Eastern Standard Time, on December 13, 2024.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

312-588-4290 Direct Dial

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- Smartphone? Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SAM SAMPLE

C9999999999

IND C02

Appointment of Proxyholder

I/We being holder(s) of securities of Americas Gold and Silver Corporation (the "Company") hereby appoint: Darren Blasutti, President, or failing this person, Warren Varga, Chief Financial Officer, or failing this person, Peter McRae, Sr. Vice President, Corporate Affairs & Chief Legal Officer (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special Meeting of shareholders of the Company to be held at 200 King Street West, Main Lobby, The Green Room, Toronto, Ontario on December 17, 2024 at 10:00 am, Eastern Standard Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. **Securities Purchase Agreement Resolution**

To consider and, if deemed advisable, pass an ordinary resolution authorizing the issuance of (i) 117,270,000 common shares in the capital of Americas Gold and Silver Corporation (the "**Americas Shares**") to Sprott Mining Inc. (or as otherwise directed by Sprott Mining Inc.), and (ii) 52,730,000 Americas Shares to the Sprott Preferred Sellers (as such term is defined in the Management Information Circular of Americas Gold and Silver Corporation in respect of this Special Meeting) (or as otherwise directed by Paul Huet as representative of the Sprott Preferred Sellers).

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For Against

2. **Subscription Receipt Private Placement Resolution**

To consider and, if deemed advisable, pass an ordinary resolution authorizing the issuance of 125,000,000 Americas Shares issuable upon the exchange of subscription receipts of Americas Gold and Silver Corporation ("**Subscription Receipts**") for Americas Shares, pursuant to a private placement of Subscription Receipts, at an issue price per Subscription Receipt of C$0.40.

For Against

3. **Advisor Share Issuance Resolution**

To consider and, if deemed advisable, pass an ordinary resolution authorizing the issuance of 682,850 Americas Shares to Edgehill Advisory Ltd. at an issue price equal to C$0.40 per Americas Share.

For Against

4. **Aggregate Share Issuance Resolution**

To consider and, if deemed advisable, pass an ordinary resolution authorizing the issuance of 305,682,850 Americas Shares, being the aggregate number of the Americas Shares issuable in Resolutions 1, 2 and 3 and the 10,000,000 Americas Shares issuable pursuant to the Concurrent Private Placement (as such term is defined in the Management Information Circular of Americas Gold and Silver Corporation in respect of this Special Meeting), representing dilution in excess of 25% of the currently issued and outstanding Americas Shares.

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Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting.

BQHQ 370063 2APR AR0 99999